

Nasdaq: PEBO

Investor Presentation

Raymond James
2014 U.S. Bank Conference
September 3, 2014

Safe Harbor Statement



Statements in this presentation which are not historical are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include discussions of the strategic plans and objectives or anticipated future performance and events of Peoples Bancorp Inc. ("Peoples").

The information contained in this presentation should be read in conjunction with Peoples' Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and Quarterly Report on Form 10-Q for the quarter ended June 30, 2014, filed with the Securities and Exchange Commission ("SEC") and available on the SEC's website (www.sec.gov) or at Peoples' website (www.peoplesbancorp.com).

Investors are cautioned that forward-looking statements, which are not historical fact, involve risks and uncertainties, including those detailed in Peoples' 2013 Annual Report on Form 10-K filed with the SEC under the section, "Risk Factors" in Part I, Item 1A. As such, actual results could differ materially from those contemplated by forward-looking statements made in this presentation. Management believes that the expectations in these forward-looking statements are based upon reasonable assumptions within the bounds of management's knowledge of Peoples' business and operations. Peoples disclaims any responsibility to update these forward-looking statements to reflect events or circumstances after the date of this presentation.

Additional Information



This presentation does not constitute an offer to sell, or the solicitation of an offer to buy, securities of Peoples Bancorp Inc. ("Peoples"). Peoples has filed, or will file, registration statements on Form S-4 and other documents regarding the proposed merger transactions referenced in this presentation with the Securities and Exchange Commission ("SEC") to register the shares of Peoples common stock to be issued in each transaction. The registration statement in connection with the North Akron Savings Bank merger will include a proxy statement/prospectus which will be sent to the shareholders of North Akron Savings Bank in advance of a special meeting of shareholders to consider the proposed merger. The registration statement in connection with the NB&T Financial Group, Inc ("NBTF") merger will include a joint proxy statement/prospectus which will be sent to the shareholders of both Peoples and NBTF in advance of their respective special meetings of shareholders to be held to consider the proposed merger.

SHAREHOLDERS AND INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENTS AND THE PROXY STATEMENT/PROSPECTUS REGARDING EACH PROPOSED MERGER WHEN EACH BECOMES AVAIABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT PEOPLES AND EACH PROPOSED TRANSACTION.

A free copy of these documents and other filings containing information about Peoples, may be obtained after their filing at the SEC's website (www.sec.gov). Additionally, free copies of these documents may be obtained on Peoples' website (www.peoplesbancorp.com) in the "Investor Relations" section of or by a written request mailed to:

Peoples Bancorp Inc.
Attn: Investor Relations
138 Putnam Street
PO Box 738
Marietta OH 45750-0738



Additional Information



Peoples and NBTF and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed merger. Information about the directors and executive officers of Peoples is set forth in the proxy statement for Peoples' 2014 annual meeting of shareholders, as filed with the SEC on Schedule 14A on March 14, 2014. Information about the directors and executive officers of NBTF is set forth in the proxy statement for NBTF's 2014 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 19, 2014. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.



Overview



Peoples BANCORP®

Corporate Profile



- **Financial holding company headquartered in Marietta, Ohio.**
  - Provide a broad range of banking, insurance, and investment services
- **Current snapshot:**
  - Assets: $2.2 billion* – Loans: $1.3 billion*
  - Deposits: $1.7 billion*
  - Market capitalization: $320 million
  - Assets under Management: $1.5 billion
- **Current footprint**
  - Located along major transportation routes
  - Demographics:
    - Total population: Approx. 5.0 million
    - Median income: $39,189
  - Key industries:
    - Health care
    - Manufacturing (plastics/petrochemicals)
    - Oil/gas/coal activities (shale opportunities)
    - Education and social services
    - Tourism
  - Unemployment rates:
    - OH : 5.9%
    - WV: 5.9%
    - KY: 7.4%
    - US: 6.1%



Cleveland
Beachwood
77
OH
70
Columbus
Zanesville
Lancaster
33
71
Cincinnati
Morgantown
79
Jackson
Marietta
50
Ashland
Huntington
WV
64
Charleston
Pikeville
KY

Market data as of August 25, 2014
Unemployment data as of June 2014
*Financial data as of June 30, 2014

Peoples BANCORP

Key Accomplishments



- **Building greater bottom-line earnings momentum**
  - Earnings improved in the second half of 2013; Q4 EPS up 32% year-over-year
  - Solid performance in first half 2014 with meaningful contributions across the company
- **Growing top-line revenue while remaining disciplined with expenses**
  - Over 8% organic revenue growth in first half 2014; up 16% with M&A activity
  - Approximately 40% of total revenue is being derived from fee-based businesses
  - Net interest income stabilized due to loan growth and higher interest rates
  - Generating positive operating leverage
- **Strong organic growth and increasing sales production**
  - Double-digit annualized loan growth in each of the last 5 quarters
  - Net retail checking account growth of 3% to 4% per year
  - Improved cross-sell ratio from 5.1 in 2012 to 5.5 in 2013
- **Asset quality restored to pre-crisis levels**
  - Nonperforming assets and gross charge-offs below 2007 levels
- **Maintained quarterly dividend of $0.15 per share**
  - Four increases since year-end 2011; 3-year CAGR = 13.8%
- **Completing acquisitions in all three lines of business**
  - 4 banks, 4 insurance agencies and 2 investment firms acquired since 2012
  - 2 pending bank acquisitions expected to be completed before year-end 2014



Current Outlook



- **Committed to generating positive operating leverage each year**
  - Over 10% total revenue growth expected for 2014*
  - Key drivers of revenue growth include higher loan balances and sales production
  - Expense growth in 2014 due to recent strategic investments
  - 2014 expense growth to be 1% to 2% less than revenue growth*
  - Targeting an efficiency ratio in the range of 68% to 70%*
- **Meaningful organic loan growth while improving portfolio diversity**
  - 2014 average loan balances should be 15% to 20% higher than 2013*
  - Greater emphasis on consumer lending; improve commercial mix
  - Loan production volumes capable of generating 8% to 10% annual organic growth
- **Preserve superior asset quality through strong credit risk management**
  - Committed to sound underwriting and credit discipline
  - Maintain key metrics in top quartile of peer group at all times
  - Net charge-offs within long-term historical range of 20 – 40 bps
- **Prudent deployment of capital and grow long-term shareholder value**
  - Strong capital position supports active M&A strategy
  - Dividend payout within target range of 25% to 40%*

*Excluding impact of 2014 acquisitions



Investment Rationale



- **Unique community banking model**
  - Greater revenue diversity for a community bank our size (approx. 40% fee-based)
  - Strong community reputation and active involvement
  - Local market teams capable of outmaneuvering larger banks
  - More sophistication and product breadth than smaller banks

- **Strong, growing fee-based businesses**
  - Sizable market share in several areas
  - Prior insurance acquisitions producing steady returns
  - Potential wealth management opportunities from shale activity

- **Capacity to grow our franchise**
  - Strong fundamentals (capital, liquidity, competency) to support active M&A
  - Robust and scalable IT capabilities
  - Passionate, talented and diverse associates

- **Committed to disciplined execution**
  - Strong, integrated enterprise risk management process
  - Focused on business line performance and contribution



Stock Performance





	YTD*	1-Year	3-Year	5-Year

*YTD Non-Annualized
Total Return includes impact of dividends
Peers include: BKYF, CCNE, CHCO, CNND, CTBI, FBMI, FDEF, FISI, FMNB, FRME, GABC, HBNC, ISBA, LKFN, LNBB, MSFG, SRCE, STBA, SYBT, THFF, TMP

Data as of August 25, 2014



Loan and Deposit Composition



Loan Portfolio

- Deposit Account OD 0.4%
- Construction 4.3%
- HELOCs 4.7%
- Consumer 12.4%
- CRE 35.1%
- Residential Real Estate 23.8%
- C&I 19.3%

Deposit Portfolio

- Non-Interest Bearing 25.7%
- Retail CDs 22.5%
- Public Funds 9.9%
- MMDA 16.2%
- Savings 14.7%
- Interest-Bearing Demand 8.6%
- Brokered CDs 2.4%

Data as of June 30, 2014



Executive Management Team



Officer	Background	Years in Banking	
		PEBO	Total
Chuck W. Sulerzyski President and CEO	• Diverse financial services experience • Progressive executive leadership	3	38
Edward G. Sloane EVP, CFO and Treasurer	• Progressive finance and accounting leadership • Extensive experience with ALM, M&A, strategic planning	6	31
Carol A. Schneeberger EVP, Chief Administrative Officer	• Extensive history of PEBO operations • Experience with audit, ALM and finance activities	37	37
Daniel K. McGill EVP, Chief Commercial Banker	• Prior market leader for a larger bank • Progressive leadership of commercial banking	5	32
Timothy H. Kirtley EVP, Chief Credit Officer	• CRE portfolio management • Progressive credit administration experience	3	22
Richard W. Stafford EVP, Sales and Marketing	• Extensive sales and service experience • Progressive retail banking management	4	26



Recent Acquisition Activity







Peoples BANCORP®

Recent Acquisitions

October 2013
Ohio Commerce Bank
Single office in Beachwood
Total assets = $123 million

Pending – October 2014
North Akron Savings Bank
Four offices in Summit County
Total assets = $147 million

August 2014
Ohio Heritage Bancorp
Six offices headquartered in Coshocton
Total assets = $248 million

May 2013
Jackson Insurance Brokerage / FreedomChoice Benefits Group
Employee benefits insurance practices
Offices in Jackson and Chillicothe
Total annual revenue = $710,000

May 2014
Midwest Bancshares
Two offices in Jackson County
Total assets = $91 million

Pending – December 2014
NB&T Financial Group
22 offices headquartered in Wilmington
Total assets = $652 million

Cleveland
Beachwood
77
OH
New Philadelphia
70
Columbus
Cambridge
Zanesville
Lancaster
Baltimore
Byesville
Caldwell
33
McConnelsville
New Martinsville
Morgantown
71
Jackson
Sistersville
Nelsonville
The Plains
Lowell
Cincinnati
79
Athens
Vienna
Parkersburg
50
Marietta
Gallipolis
Greenup
Point Pleasant
Russell
Summit
Huntington
WV
Ashland
64
Charleston
Pikeville
KY

Peoples BANCORP





Ohio Heritage Bancorp Transaction

OHIO HERITAGE BANCORP

Ohio Heritage Bancorp, Inc. (OTCQB: OHHB)

Ohio Heritage Bank

- **Deal announced on April 4, 2014 and closed August 22, 2014**
- **Single bank holding company & bank organized in 1995**
- **Six banking offices in Ohio**
  - Coshocton (2 locations); Newark; Heath; Mt. Vernon; and New Philadelphia
- **Core franchise resides in Coshocton County:**



Rank	Institution (# of branches)	Deposits ($000's)	Market Share
1	*Ohio Heritage (2)*	*$ 140,468*	*32.0%*
2	Home Loan Financial (3)	123,049	28.0%
3	JPMorgan Chase (3)	72,881	16.6%
4	PNC Financial (1)	63,581	14.5%
5	Park National (1)	34,746	7.9%
	Grand Total (12)	**439,199**	



OHHB
PEBO
Morrow
Holmes
Tuscarawas
Coshocton
Guernsey
Muskingum
Columbus

Ohio Heritage Bancorp Transaction



Transaction Summary

Deal Value:	$37.6 million or 151% of TBV
Consideration:	85% stock / 15% cash
Cost savings:	35-40%
Loan credit mark:	0% to 1%
One-time costs:	$2.5 - $3 million (pre-tax)
Due diligence:	Completed
Required Approvals:	Received all required approvals
Closing Date:	Closed August 22, 2014

Transaction rationale:

- Consistently solid franchise
- Builds out footprint toward Cleveland
- Entry into attractive markets
- Ability to improve balance sheet structure

Financial summary (as of 6/30/14):

- Total assets = $248.0 million
- Total loans = $181.6 million
  - Mostly residential mortgages
  - Approximately 21% commercial
- Total deposits = $179.2 million
  - Mostly checking and savings accounts
  - 30% CDs and money market accounts

Financial impact:

- Annual EPS accretion = $0.10 to $0.12
- 1% to 2% TBV dilution
- Dilution earn-back approximately 2 years
- Double-digit IRR



North Akron Savings Bank Transaction









NORTH AKRON
SAVINGS BANK
(Private)

Akron
Cuyahoga Falls
Copley
Tallmadge

Cleveland
Lakewood
Geauga
Parma
Cuyahoga
Summit
Portage
Cuyahoga Falls
Akron
edina
Wayne
Stark
Canton
olmes
Carrol
Tuscarawas
oshocton
Harriso
Guernsey
kingum
Belm

- **Deal announced on April 21, 2014**
- **Single bank with no holding company founded in 1921**
- **Four banking offices in NE Ohio**
  - Akron, Munroe Falls, Cuyahoga Falls and Norton

Rank	Institution (# of branches)	Deposits ($000's)	Market Share
1	FirstMerit (29)	$ 3,200,332	30.15%
2	PNC Financial (20)	1,392,588	13.12%
3	JPMorgan Chase (15)	1,343,172	12.65%
4	Key Bank (14)	1,003,495	9.45%
5	Fifth Third (13)	649,351	6.12%
14	*North Akron Savings (4)*	*113,527*	*1.07%*
	Totals (166)	**$10,615,165**	

● NASB ● OHHB ● PEBO



Peoples BANCORP

North Akron Savings Bank Transaction



Transaction Summary

Deal Value:	$20.1 million or 145% of TBV
Consideration:	80% stock / 20% cash
Cost savings:	40-45%
Loan credit mark:	1% to 2%
One-time costs:	$2.5 to 3.0 million (pre-tax)
Due diligence:	Completed
Required Approvals:	• NASB shareholders • Received regulatory approval
Anticipated Closing Date:	October 2014

Transaction rationale:

- Helps connect franchise along I-77
- Entry into an attractive market
- Existing knowledge of region at PEBO
- Ability to improve balance sheet structure

Financial summary (as of 6/30/14):

- Total assets = $147.2 million
- Total loans = $116.4 million
  - Mostly residential mortgages
  - Approximately 21% commercial
- Total deposits = $109.5 million
  - Mostly checking and savings accounts
  - 34% CDs and money market accounts

Financial impact:

- Annual EPS accretion = $0.06 to $0.08
- 1% to 2% TBV dilution
- Dilution earn-back under 4 years
- Double-digit IRR



Peoples BANCORP





NB&T Financial Group Transaction

NationalBank AND TRUST COMPANY

NB&T Financial Group Inc.

(NASDAQ: NBTF)

- Deal announced on August 4, 2014
- 22 offices in SW Ohio
- Important step in Peoples' quest to "Build the Best Community Bank in America"
- Top market share in both Clinton County and Brown County



Peoples Bancorp(1) (54)
NB&T Financial (22)
Cleveland
Euclid
Lorain
Elyria
Parma
Akron
Canton
Wooster
Mansfield
Defiance
Bowling Green
Fremont
Norwalk
Tiffin
Findlay
Ottawa
Van Wert
Lima
Upper Sandusky
Ashland
Galion
Kenton
Marion
Celina
Wapakoneta
UNITED STATES
OHIO
Sidney
Bellefontaine
Piqua
Urbana
Troy
Huber Heights
Beavercreek
Dayton
Columbus
Newark
Lancaster
Zanesville
Coshocton
Logan
Chillicothe
Athens
Parkersburg
Wellston
Pomeroy
Gallipolis
Portsmouth
Ironton
Huntington
Charleston
Maysville
Georgetown
Hillsboro
Cynthiana
Flemingsburg
Morehead
Grayson
Wheeling
Moundsville
Alliance
Salineville
Cadiz
Spencer
Clay

Creates one of the largest, most profitable community banks in Ohio



Peoples BANCORP

(1) Pro forma for pending acquisitions



NB&T Financial Group Transaction

Transaction Summary

Deal Value:	$109 million; $31 per share; 160% of TBV
Consideration:	75% stock / 25% cash Fixed exchange ratio 0.9319 plus $7.75 in cash per share
PIPE Offering:	$42.5 million or 1,847,826 common shares at $23.00. Used to fund cash portion of acquisition and deal costs.
Cost savings:	30-35%. Assumes no branch closures
Loan credit mark:	2.3%
One-time costs:	Approximately 10% of deal value
Due diligence:	Completed
Required Approvals:	• NB&T and PEBO shareholders • Regulatory
Anticipated Closing / Conversion Dates:	• Closing: December 31, 2014 • System Conversion: February 2015

Transaction rationale:

- Market expansion to southwest, Ohio (Cincinnati / Dayton) market place
- Hired Ed Reilly, former southwest Ohio district president for KeyBank, to lead southwest Ohio
- Resulting in assets over $3 billion and market cap of approximately $426 million based on aggregation of closed and pending deals using June 30, 2014 financial statements for each entity and the equity offering
- Will move to 12th highest deposit market share in Ohio

Financial summary (as of 6/30/14):

- Total assets = $652.2 million
- Total loans = $390.6 million
  - Balanced loan portfolio: 40% commercial; 38% residential real estate
- Total deposits = $560.8 million
  - Mostly checking, savings and MMDA

Financial impact:

- Annual EPS accretion (fully phased-in) of $0.10
- Dilution earn-back under 5 years
- Double-digit IRR



Peoples BANCORP

M&A Integration Plan



Busy but manageable process

	Acquisition	June	July	Aug	Sept	Oct	Nov	Dec	Jan	Feb	Mar
Training	OHHB		▓	▓							
	NASB				▓	▓					
	NB&T						▓	▓	▓	▓	
Marketing	OHHB	▓	▓								
	NASB			▓	▓						
	NB&T						▓	▓	▓		
Operations	OHHB	▓	▓	▓							
	NASB			▓	▓						
	NB&T						▓	▓	▓	▓	▓
Systems	OHHB		▓	▓							
	NASB				▓	▓					
	NB&T					▓	▓	▓	▓	▓	▓
Closing Date / Conversions	OHHB			▓							
	NASB					▓					
	NB&T							Close ◄────► Convert			

Top 4 operations / systems professionals have over 100 years experience at PEBO



Current Strategic Priorities



Our Strategic Road Map



"The Best Community Bank in America"

Responsible Risk Management	Extraordinary Client Experience	Profitable Revenue Growth	Superior Workforce
• Our Way of Life	• Delight the customer! Share the WOW moments	• Passionate consistent execution of the sales & service process	• Desire to be the best
• Asset Quality	• Professional, caring associates consistently delivering the right advice & solutions	• Proactively seek the ideal client relationship	• Work together across boundaries
• Compliance Regulatory		• Retain our best customers	• Right person/Right job
• Operational Risk	• Products & services delivered through customers' choice of channels	• Understand customer needs; cross-sell, deepen relationships	• Culture of learning
• Information Security			• Coaching makes us better
• Change Management	• Excellence at every touch point	• Disciplined M&A to get better, not just bigger	• Accountability for performance and behavior
• Execution Risk	• DWYSYWD	• Explore new revenue opportunities	• Reward and recognition

How we do it:
1. **Create a Winning Culture:** Willing to learn and change/help each other win and communicate effectively
2. **Human Capital Development:** Define behaviors and goals/provide the training/measure/coach/reward/accountability
3. **Pricing Discipline:** What we do is valuable! Price it right. Get paid for it.
4. **Operating Efficiencies:** Quest for continuous improvement/revenue growth faster than expense growth
5. **Merger Integration:** Manage the risk/retain and grow the revenue/lower the cost/delight the community/build PEBO culture
6. **Follow our Disciplines:** Sales, Service, Risk Management, Credit, etc.

23

Strategic Priorities



Positive Operating Leverage
- Primary emphasis on revenue growth
- Disciplined expense management
- Expand revenue vs. expense growth gap beyond 2%
- Improve efficiency ratio 1% to 2% annually

Superior Asset Quality
- Balance growth with prudent credit practices
- Improve diversity within loan portfolio
- Preserve key metrics superior to most of our peers

High Quality Balance Sheet
- Adjust earning asset mix by shifting investments to loans
- Achieve meaningful loan growth each year
- Maintain emphasis on core deposit growth
- Prudent use of capital (dividends & acquisitions)

Peoples BANCORP

24

Business Line Focus



Core Banking Activities

Lending Activities	Deposit Generation

• **Profitable portfolio growth**
  – Focus on risk versus reward
  – Maintain pricing discipline
 	
• **Create greater diversity**
  – Emphasis on consumer lending
  – C&I and small business
  – Targeted CRE lending
 	
• **Process improvements**
  – Improve efficiency
  – Reduce origination cycle times
  – On-line applications
	• **Emphasis on core deposits**
	  – Checking and savings accounts
	  – Non-IB deposits over 20% of total
	
	• **Delivery channels**
	  – Extensive alternative channels
	  – Recently refreshed branches
	
	• **Increase market share**
	  – Strong presence in several markets
	
	• **Build long-term relationships**
	  – Quarterly relationship calls
	  – Superior customer service



Business Line Focus



Value Added Services

Wealth Management	Insurance

• **Top-line revenue growth**
  – Managed assets = $1.5 billion
  – Currently 8% of total revenue
 	
• **Adding talent across footprint**
  – Organic + acquisitions
  – Advisors added in 2012 and 2013
  – Currently 11 advisors + branches
 	
• **Leveraging branch capabilities**
  – Placing a licensed associate in offices
  – Enhances financial advice
  – Creates better referral opportunities
 	
• **Deepen client relationships**
  – Private banking services
  – Better sales execution
	• **Strong revenue contributor**
	  – Currently 13% of total revenue
	  – Access to multiple carriers
	  – Solid sales & support staff
	
	• **Strategic footprint expansion**
	  – Organic growth + acquisition
	  – Add talent in underserved areas
	  – Selective expansion outside footprint
	
	• **Seeking greater revenue diversity**
	  – Largely property & casualty today
	  – Focus on growing life & health
	
	• **Integrated cross-selling strategy**
	  – Leverage banking contacts



Strategic Targets



Strategic Focus	Metrics	Actual 2012	Actual 2013	Actual Q2 2014	5-Year Strategic Target Range
Positive Operating Leverage	Net interest margin (Fully-tax equivalent)	3.39%	3.25%	3.39%	3.40% to 3.60%
	Total revenue growth	2.90%	3.53%	15.20%	5% to 11%
	Total expense growth	3.49%	7.55%	21.81%	3% to 8%
	Non-interest income to total revenue	39.10%	40.19%	37.72%	35% to 45%
	Efficiency	69.55%	71.90%	75.58%	65% to 70%
Superior Asset Quality	NPAs to total loans + OREO	1.48%	0.81%	0.93%	0.70% to 1.00%
	Net charge-offs to average loans (1)	0.12%	−0.35%	0.02%	0.25% to 0.45%
High Quality Balance Sheet	Loans to total assets	51.36%	58.09%	60.97%	65% to 75%
	Deposits to total funding	89.42%	87.04%	87.62%	80% to 90%
	Tier 1 common equity	14.06%	12.42%	12.33%	10% to 14%
	TCE to tangible assets (2)	8.28%	7.26%	7.92%	6.50% to 8.75%
Execute on Strategies	Return on common equity	9.52%	7.92%	5.91%	Over 10%
	Return on assets	1.11%	0.91%	0.67%	Over 1%
	Revenue vs. Expense Growth Gap	-0.59%	-4.02%	-6.64%	Over 2%
	Dividend payout (3)	23.96%	35.07%	46.98%	25% to 40%

Current 5-year strategy planning period = 2013 to 2017

(1) Presented on an annualized basis

(2) Non-GAAP financial measure. See Appendix.



(3) Dividend data reflects amounts declared with respect to earnings for the quarterly period indicated.

Our M&A Strategy



- **Optimize our current footprint**
  - Gain market share and improve operating efficiency
  - Create more density through disciplined expansion
- **Target areas with characteristics similar to existing markets**
  - Expand along major transportation routes
  - Focused on "mid-major" communities or suburbs of major cities
- **Acquire franchises that complement our strategy**
  - Maintain revenue diversity with insurance and investment providers
  - Capitalize on accretion potential of smaller banks (under $200 million)
  - Improve balance sheet mix and size with larger banks ($200-800 million)
- **Improve shareholder return**
  - All transactions must be accretive by year 2
  - Limit dilution of tangible book value to 5% per transaction
  - Recapture tangible book value dilution within 4 years
- **Use M&A to augment organic growth**



Target Growth Areas





OH
KY
WV
Cleveland
Beachwood
Columbus
Zanesville
Lancaster
Cincinnati
Jackson
Marietta
Morgantown
Ashland
Huntington
Charleston
Pikeville
70
71
77
33
79
50
64

I-70 Expansion
- High growth potential
- Recently added new talent

I-77 Expansion
- Possible M&A opportunities
- Insurance & Wealth Management opportunities

Footprint Development
- Increase market share in all areas
- Insurance & Wealth Management expansion potential

Eastern KY Expansion
- Explore banking opportunities
- Build upon 2013 insurance acquisition

I-64 Expansion
- Insurance & Wealth Management growth opportunities
- Explore banking opportunities

Peoples BANCORP

Customers and Markets



Peoples BANCORP

Utica/Marcellus Shale Opportunity



Both opportunities are present in PEBO'S market area





MICHIGAN
NEW YORK
MASS.
CONN.
N.J.
PENNSYLVANIA
OHIO
INDIANA
M.D.
Marietta
KENTUCKY
Peoples BANCORP
Utica Shale Formation
Marcellus Shale Formation
Utica underlying Marcellus

MI
Erie
NY
PA
Peoples BANCORP
IN
NJ
Harrisburg
Pittsburgh
Philadelphia
OH
Marietta
WV
KY
VA
TN
NC
Total gas, millions of cubic feet per square mile
Marcellus Shale geologic formation
0 – 58
58 – 149
150 – 349
349 – 710
710 – 1,244
1,245 – 2,460

- **Key driver of stronger economic activity**
  - Land owners acquiring wealth from selling/leasing mineral rights
  - Hospitality sector benefiting from nonresident workers
  - Local businesses supplying products and services to drilling companies
- **Working to help clients with their unique challenges**
  - Hosting educational seminars in various communities
  - Energy expertise within our insurance business



Our Capabilities



	National Banks					PEOPLES BANCORP	***Community Banks***				
Online Channel	Chase	Wells Fargo	Bank of America	PNC	Huntington		City National	Community Trust	Wes-Banco	Park National	United Bank
Bill Pay	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
Online Account Opening	Yes	Yes	Yes	Yes	Yes	Yes ★	Yes	No	No	No	No
Online Loan Applications	Yes	Yes	Yes	Yes	Yes	Yes ★	No	No	Yes	No	No
Online Financial Management	No	Yes	Yes	Yes	Yes	Yes ★	No	No	No	No	Yes
ACH, Wires Stop Payments	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
Positive Pay	Yes	Yes	Yes	Yes	Yes	Yes ★	No	No	No	Yes	Yes
Tax Services	Yes	Yes	Yes	Yes	Yes	Yes ★	No	No	Yes	No	No
P2P Payments	Yes	Yes	Yes	Yes	No	Pending	No	Yes	No	No	No
Online Chat	No	No	Yes	Yes	Yes	Yes ★	No	No	No	No	No
Mobile Channel											
Text Alerts	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	No
Bill Pay-Specific to Mobile	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
iPhone/iPad/Andriod Apps	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
Text Banking	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
Mobile Deposit Capabilities	Yes	Yes	Yes	Yes	Yes	Yes ★	No	No	Yes	Yes	No
Business Support Center	Yes	Yes	Yes	Yes	Yes	Yes ★	No	No	Yes	No	No
Social Media Channel											
Facebook	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	No
Twitter	Yes	Yes	Yes	Yes	Yes	Yes	Yes	No	Yes	Yes	Yes
YouTube	Yes	Yes	Yes	Yes	Yes	Yes ★	No	No	No	No	Yes
LinkedIn	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
Other Channels											
Prepaid Debit Card	Yes	Yes	Yes	Yes	No	Yes ★	No	Yes	No	Yes	No
Prepaid Gift Card	Yes	Yes	Yes	Yes	Yes	Yes	No	Yes	Yes	Yes	Yes
Employer-Loaded Pay Cards	Yes	N/A	Yes	N/A	Yes	Yes ★	No	No	No	No	No

★ Indicates Peoples has advantage over Community Bank group



Information accurate as of July 2014

Our Brand Promise



We will work side by side to overcome challenges and seize opportunities. We will listen and work with you. Together we will build and execute thoughtful plans and actions, blending our experience & expertise to move you toward your financial goals.

Our core difference is providing you peace of mind, confidence, and clarity in your financial life.



Working Together. Building Success.

Core values are constant

Clients as a Focus
Business with Integrity
Trust among Clients, Communities & Associates
Commitment to Communities
Continuous Will to Win
Development of Associates Skills



Our Brand Image











Peoples BANK
Working Together. Building Success.®

Improve
Your Finances
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peoplesbancorp.com | 800.374.6123
Peoples
BANK
Working Together. Building Success.

Peoples
BANK
FINANCIAL PLANNING
INSURANCE
INVESTMENTS

Refreshed Our Branches



- **18-month, 5-phase project**
  - Floor-to-ceiling renovations
  - Over $5 million invested
  - Final phase completed Q1 2014
  - Used national branch design experts

- **Key Benefits:**
  - All delivery channels "Best in Class"
  - Consistent look with our new brand
  - More engaging customer environment
  - Better utilization of office space
  - Enhanced customer sales discussions
  - Increased office visits and sales activity

Before



After





Financial Performance



Annual Financial Summary



	Metrics	FY 2009	FY 2010	FY 2011	FY 2012	FY 2013
Financial Performance	Diluted EPS	$0.22	$0.34	$1.07	$1.92	$1.63
	Return on common equity	1.17%	1.76%	5.61%	9.52%	7.92%
	Return on assets	0.21%	0.28%	0.69%	1.11%	0.91%
	Net interest margin (FTE)	3.48%	3.51%	3.43%	3.39%	3.25%
	Efficiency ratio	60.14%	60.30%	68.98%	69.55%	71.90%
Capital	Tier 1 common equity	10.58%	11.59%	12.82%	14.06%	12.42%
	Total capital	16.80%	18.24%	16.20%	15.43%	13.78%
	TCE to TA (1)	7.22%	7.17%	8.22%	8.28%	7.26%
	Tangible Book Value per share (1)	$13.48	$12.16	$13.53	$14.52	$13.57
Asset Quality	NPAs to loans + OREO	3.85%	4.64%	3.41%	1.48%	0.81%
	NPAs to TCE + ALLL	24.36%	29.22%	19.42%	8.57%	6.01%
	ALLL to total loans	2.59%	2.79%	2.53%	1.81%	1.43%
	Net c/o's to avg loans	1.96%	2.66%	1.16%	0.12%	- 0.35%
	Loan loss prov to avg loans	2.35%	2.61%	0.84%	- 0.49%	- 0.42%

(1)   Non-GAAP financial measure. See Appendix.

Quarterly Financial Summary



	Metrics	2Q 2013	3Q 2013	4Q 2013	1Q 2014	2Q 2014
Financial Performance	Diluted EPS	$0.46	$0.23	$0.47	$0.44	$0.32
	Return on common equity	8.74%	4.61%	9.09%	8.56%	5.91%
	Return on assets	1.03%	0.53%	1.01%	0.95%	0.67%
	Net interest margin (FTE)	3.15%	3.26%	3.46%	3.35%	3.39%
	Efficiency ratio	71.71%	72.47%	71.80%	71.13%	75.58%
Capital	Tier 1 common equity	14.17%	14.09%	12.42%	12.56%	12.33%
	Total capital	15.54%	15.46%	13.78%	13.92%	13.65%
	TCE to TA (1)	8.07%	8.16%	7.26%	7.66%	7.92%
	Tangible Book Value per share (1)	$13.94	$14.23	$13.57	$14.38	$15.10
Asset Quality	NPAs to loans + OREO	1.18%	1.06%	0.81%	0.79%	0.93%
	NPAs to TCE + ALLL	6.54%	6.71%	6.01%	5.72%	6.75%
	ALLL to total loans	1.66%	1.60%	1.43%	1.38%	1.32%
	Net c/o's to avg loans (2)	- 0.45%	- 0.26%	- 0.39%	0.07%	0.02%
	Loan loss prov to avg loans (2)	- 0.58%	- 0.35%	- 0.33%	0.00%	0.19%

(1)   Non-GAAP financial measure. See Appendix.
(2)   Presented on an annualized basis

Key Performance Drivers



Metric	Q2 2013	Q3 2013	Q4 2013	Q1 2014	Q2 2014
Classified Assets Ratio (1)	27.19%	21.99%	21.58%	18.53%	24.58%
Revenue Growth (2)	1.2%	6.3%	8.7%	16.9%	15.2%
Efficiency Ratio	71.71%	72.47%	71.80%	71.13%	75.58%
Loan Growth (3)	2.5%	3.2%	10.1%	5.9%	3.9%
Pre-Provision Net Revenue to Average Assets (4)	1.25%	1.26%	1.29%	1.38%	1.11%

(1) Substandard loans, OREO, classified investments as a % of Tier I capital +ALLL (2) Year-over-year growth
(3) Sequential growth in average balances (4) Non-GAAP measure. See Appendix for more information.



Balance Sheet Trends



Average Balances ($ in millions)	Q2 2013	Q3 2013	Q4 2013	Q1 2014	Q2 2014
Total Loans	$ 1,009.5	$ 1,041.9	$ 1,147.3	$ 1,214.7	$ 1,262.5
Total Investments (1)	683.8	659.5	677.9	661.0	656.5
Interest-Bearing Retail Deposits	1,087.8	1,046.8	1,098.3	1,145.9	1,153.4
Non-Interest-Bearing Retail Deposits	326.0	325.1	371.0	385.5	405.3
Wholesale Funding	247.7	276.3	293.2	271.7	275.0

(1) Carrying value of short-term and long-term investments but excluding FHLB/FRB stock



Key Drivers of Shareholder Value







Peers include: BKYF, CCNE, CHCO, CNND, CTBI, FBMI, FDEF, FISI, FMNB, FRME, GABC, HBNC, ISBA, LKFN, LNBB, MSFG, SRCE, STBA, SYBT, THFF, TMP

$1-5B peer group represents all publically-traded
Midwest banks with total assets between $1 and $5 billion
Source: SNL Financial; Pricing data as of August 13, 2014

Restoring Asset Quality







Peers include: BKYF, CCNE, CHCO, CNND, CTBI, FBMI, FDEF, FISI, FMNB, FRME, GABC, HBNC, ISBA, LKFN, LNBB, MSFG, SRCE, STBA, SYBT, THFF, TMP

$1-5B peer group represents all publically-traded Midwest banks
with total assets between $1 and $5 billion
Source: SNL Financial

Earnings Performance









Growing the Dividend





Compounded Annual Growth Rate = 14.5%



Net Interest Margin





4.81%
4.66%
4.64%
4.45%
4.35%
4.17%
4.24%
3.86%
3.85%
3.91%
4.07%
3.93%
3.92%
3.43%
3.39%
3.49%
3.41%
3.43%
3.30%
3.42%
3.12%
3.15%
3.26%
3.46%
3.35%
3.39%
1.63%
1.51%
1.39%
1.26%
1.14%
1.08%
1.03%
0.93%
0.89%
0.85%
0.80%
0.76%
0.72%
Q2 2011
Q3 2011
Q4 2011
Q1 2012
Q2 2012
Q3 2012
Q4 2012
Q1 2013
Q2 2013
Q3 2013
Q4 2013
Q1 2014
Q2 2014
Earning Assets
Net Interest Margin
Interest Bearing liabilities

Presented on a fully-tax equivalent basis



Peoples BANCORP

Non-Interest Income



($ in thousands)



$31,350
$32,097
$32,050
$31,634
$32,944
$34,971
$37,220

	2007	2008	2009	2010	2011	2012	2013
Other	$3,252	$3,037	$3,594	$3,173	$3,224	$4,078	$2,942
E-Banking	$3,524	$3,882	$3,954	$4,686	$5,142	$5,955	$6,191
Trust & investment	$4,983	$5,139	$4,722	$5,348	$5,548	$6,129	$7,122
Insurance	$9,701	$9,902	$9,390	$8,846	$9,265	$9,844	$12,201
Deposit service charges	$9,890	$10,137	$10,390	$9,581	$9,765	$8,965	$8,764



Peoples BANCORP

Revenue & Expense Trends

($ in millions)





Balance Sheet Trends

($ in millions)



(1) Amounts exclude loans held-for-sale
(2) Amounts represent amortized cost and excludes FHLB/FRB stock



Loan Composition





	YE 2008	YE 2009	YE 2010	YE 2011	YE 2012	Q2 2013	Q3 2013	Q4 2013	Q1 2014	Q2 2014
Retail	$397,650	$383,326	$353,882	$356,720	$392,703	$425,197	$450,005	$465,771	$478,662	$544,636
C&I	$176,187	$160,678	$153,713	$140,857	$180,131	$184,981	$192,238	$232,754	$233,329	$254,561
CRE	$530,195	$508,054	$453,123	$440,929	$412,338	$420,051	$414,922	$497,709	$514,515	$520,155



Asset Quality Trends

($ in millions)













Deposit Composition



	YE 2008	YE 2009	YE 2010	YE 2011	YE 2012	Q2 2013	Q3 2013	Q4 2013	Q1 2014	Q2 2014
Checking & Savings	$376,845	$437,623	$431,148	$484,453	$625,357	$650,503	$677,026	$760,311	$778,832	$813,026
Public Funds	$105,714	$112,074	$122,444	$122,916	$130,630	$146,817	$151,910	$132,379	$177,590	$165,231
MMDs	$213,498	$263,257	$289,657	$268,410	$288,404	$238,554	$224,400	$275,801	$276,226	$268,939
Retail CDs	$518,401	$480,512	$430,886	$411,247	$392,313	$349,511	$334,910	$363,226	$355,345	$373,072



Capital Trends







Appendix



Non-GAAP Measures

PRE-PROVISION NET REVENUE

Pre-provision net revenue (PPNR) income represents a non-GAAP financial measure commonly used to evaluate the operating performance and trends of financial services companies, including Peoples. PPNR represents the earnings capacity that can be either retained in order to build capital or used to absorb unexpected losses and preserve existing capital.

	Year Ended December 31,					
	2008	2009	2010	2011	2012	2013
Income before income taxes	$ 7,615	$ 3,126	$ 5,753	$ 17,151	$ 29,910	$ 29,084
Add: Provision for loan losses	27,640	25,721	26,916	7,998	–	–
Add: Impairment lossess	4,260	7,707	1,786	–	–	–
Add: Loss on Debt Extinguishment	–	–	3,630	–	4,144	–
Add: Loss on loans held-for-sale and OREO	9	118	3,173	1,395	–	–
Add: Loss on other assets	10	–	88	31	248	241
Less: Recovery of loan losses	–	–	–	–	4,716	4,410
Less: Gain on loans held-for-sale and OREO	–	–	–	469	66	86
Less: Gain on securities	1,668	1,446	6,852	473	3,548	489
Less: Gain on other assets	775	15	–	41	–	–
Pre-provision net revenue	**$ 37,091**	**$ 35,211**	**$ 34,494**	**$ 25,592**	**$ 25,972**	**$ 24,340**
Average Assets	$1,910,002	$2,024,311	$1,961,727	$1,811,079	$1,841,289	$1,932,367
Pre-provision net revenue to average assets	1.94%	1.74%	1.76%	1.41%	1.41%	1.26%



Non-GAAP Measures



PRE-PROVISION NET REVENUE

Pre-provision net revenue (PPNR) income represents a non-GAAP financial measure commonly used to evaluate the operating performance and trends of financial services companies, including Peoples. PPNR represents the earnings capacity that can be either retained in order to build capital or used to absorb unexpected losses and preserve existing capital.

(*$ in Thousands*)	Q2 2013	Q3 2013	Q4 2013	Q1 2014	Q2 2014
Income before income taxes	$ 7,431	$ 6,898	$ 7,415	$ 6,931	$ 5,057
Add: Provision for loan losses	–	–	–	8	583
Add: Loss on Debt Extinguishment	–	–	–	–	–
Add: Loss on loans held-for-sale and OREO	–	–	–	–	–
Add: Loss on securities	–	1	–	30	–
Add: Loss on other assets	89	29	125	7	187
Less: Recovery of loan losses	1,462	919	964	–	–
Less: Gain on loans held-for-sale and OREO	81	10	–	18	–
Less: Gains on securities	26	–	46	–	66
Less: Gains on other assets	2	–	–	–	–
Pre-provision net revenue	**$ 5,949**	**$ 5,999**	**$ 6,530**	**$ 6,958**	**$ 5,761**
Average Assets (*in millions*)	$ 1,911.0	$ 1,891.7	$ 2,011.9	$ 2,050.6	$ 2,091.0
Pre-provision net revenue to average assets (a)	1.25%	1.26%	1.29%	1.38%	1.11%

(a) Presented on an annualized basis



Non-GAAP Measures



Peoples uses tangible common equity ratios to evaluate the adequacy of Peoples' stockholders' equity. Such ratios represent non-GAAP financial information since their calculation removes the impact of intangible assets acquired through acquisitions on the consolidated balance sheets. Management believes this information is useful to investors since it facilitates the comparison of Peoples' operating performance, financial condition and trends to peers, especially those without a level of intangible assets similar to that of Peoples. The following table reconciles the calculation of these non-GAAP financial measures to amounts reported in Peoples' consolidated financial statements.

	As of December 31,					
(*$ in Thousands*)	2008	2009	2010	2011	2012	2013
Tangible Common Equity:						
Total stockholders' equity, as reported	$ 186,626	$ 243,968	$ 230,681	$ 206,657	$ 221,728	$ 221,553
Less: goodwill and other intangible assets	66,406	65,599	64,870	64,475	68,525	77,603
Less: preferred stockholders' equity	-	38,543	38,645	-	-	-
Tangible common equity	$ 120,220	$ 139,826	$ 127,166	$ 142,182	$ 153,203	$ 143,950
Tangible Assets:						
Total assets, as reported	$ 2,002,338	$ 2,001,827	$ 1,837,985	$ 1,794,161	$ 1,918,050	$ 2,059,108
Less: goodwill and other intangible assets	66,406	65,599	64,870	64,475	68,525	77,603
Tangible assets	$ 1,935,932	$ 1,936,228	$ 1,773,115	$ 1,729,686	$ 1,849,525	$ 1,981,505
Tangible Common Equity to Tangible Assets Ratio:						
Tangible common equity	$ 120,220	$ 139,826	$ 127,166	$ 142,182	$ 153,203	$ 143,950
Tangible assets	$ 1,935,932	$ 1,936,228	$ 1,773,115	$ 1,729,686	$ 1,849,525	$ 1,981,505
Tangible common equity to tangible assets	6.21%	7.22%	7.17%	8.22%	8.28%	7.26%
Tangible Book Value per Share						
Tangible common equity	$ 120,220	$ 139,826	$ 127,166	$ 142,182	$ 153,203	$ 143,950
Common shares outstanding	10,333,884	10,374,637	10,457,327	10,507,124	10,547,960	10,605,782
Tangible book value per share	$ 11.63	$ 13.48	$ 12.16	$ 13.53	$ 14.52	$ 13.57



Non-GAAP Measures



Peoples uses tangible common equity ratios to evaluate the adequacy of Peoples' stockholders' equity. Such ratios represent non-GAAP financial information since their calculation removes the impact of intangible assets acquired through acquisitions on the consolidated balance sheets. Management believes this information is useful to investors since it facilitates the comparison of Peoples' operating performance, financial condition and trends to peers, especially those without a level of intangible assets similar to that of Peoples. The following table reconciles the calculation of these non-GAAP financial measures to amounts reported in Peoples' consolidated financial statements.

($ in Thousdands)	June 30, 2013	September 30, 2013	December 31, 2013	March 31, 2014	June 30, 2014
Tangible Common Equity:					
Total stockholders' equity, as reported	$ 219,147	$ 222,247	$ 221,553	$ 230,576	$ 244,271
Less: goodwill and other intangible assets	71,608	71,417	77,603	77,288	79,273
Tangible common equity	$ 147,539	$ 150,830	$ 143,950	$ 153,288	$ 164,998
Tangible Assets:					
Total assets, as reported	$ 1,899,841	$ 1,919,705	$ 2,059,108	$ 2,078,253	$ 2,163,892
Less: goodwill and other intangible assets	71,608	71,417	77,603	77,288	79,273
Tangible assets	$ 1,828,233	$ 1,848,288	$ 1,981,505	$ 2,000,965	$ 2,084,619
Tangible Common Equity to Tangible Assets Ratio:					
Tangible common equity	$ 147,539	$ 150,830	$ 143,950	$ 153,288	$ 164,998
Tangible assets	$ 1,828,233	$ 1,848,288	$ 1,981,505	$ 2,000,965	$ 2,084,619
Tangible common equity to tangible assets	8.07%	8.16%	7.26%	7.66%	7.92%
Tangible Book Value per Share					
Tangible common equity	$ 147,539	$ 150,830	$ 143,950	$ 153,288	$ 164,998
Common shares outstanding	10,583,161	10,596,797	10,605,782	10,657,569	10,926,436
Tangible book value per share	$ 13.94	$ 14.23	$ 13.57	$ 14.38	$ 15.10





Peoples BANCORP®

Nasdaq: PEBO

Investor Presentation

Raymond James
2014 U.S. Bank Conference
September 3, 2014